                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          National Mercantile Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   636912107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Richard G. Erstad
                              Faegre & Benson LLP
                            2200 Wells Fargo Center
                              90 South 7th Street
                          Minneapolis, Minnesota 55402
                                 (612)336-3000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 15, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

CUSIP NO. 636912107               13D                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Conrad Company, a Montana corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC, BK
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Montana
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,472,089
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,472,089
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,472,089
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.1
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



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
ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock (the "Common Stock") of National Mercantile Bancorp, a California corporation (the "Issuer"), 1840 Century Park East, Los Angeles, California 90067.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Conrad Company, a Montana corporation ("Conrad"). Conrad's business address and the location of its principal office is 60 South Sixth Street, Suite, 3800, P.O. Box 1000, Minneapolis, Minnesota 55480-1000. Conrad's principal business is to operate as a bank holding company.

         Conrad is controlled by Texas Financial Bancorporation, Inc., a Minnesota corporation ("TFBI"). TFBI is controlled by Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad Created U/A dated 6/28/91, as Amended, and Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad Created U/A 6/28/91, as Amended, which own 25.64% and 27.95% of the outstanding stock of TFBI, respectively.

         Information with respect to each of Conrad's and TFBI's executive officers, directors and controlling shareholders is set forth on Schedule I. Each of the persons listed on Schedule I is a citizen of the United States.

         During the last five years, neither Conrad nor TFBI, nor to the best of its knowledge, any of their respective executive officers and directors listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or during the last five years has it been a party to a civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On June 30, 1997, Conrad paid $4,539,570 to the Issuer for 453,957 shares of 6.5% Series A Noncumulative Perpetual Convertible Preferred Stock (the "Preferred Stock"). The sources of these funds were cash on hand and a loan from First Bank Minnesota, N.A.

         On December 12, 1997, Conrad paid $177,147 for 13,122 shares of Common Stock purchased from 9830 Investments No. 1 Ltd. The source of these funds was cash on hand.

         On February 13, 1998, Conrad received 13,122 shares of Common Stock from the Issuer through a stock split.

         On September 15, 2000, Conrad paid $3,899,999.75 for 537,931 shares of Common Stock purchased from the Issuer. The source of these funds was cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION

         Conrad acquired the shares of Preferred Stock and Common Stock it presently owns (the "Mercantile Stock") for investment. While Conrad has no contract or agreement to purchase shares of Mercantile Stock from any person, depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of Mercantile Stock, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to it, and subject to applicable restrictions in the Issuer's Articles of Incorporation, Conrad will take such actions with respect to its investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as it deems appropriate in light of the circumstances existing from time to time. Conrad may, and reserves the right to, sell some or all of its holdings in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.



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

         Except as set forth below, Conrad has no plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

         Under the terms of the Private Purchase Agreement pursuant to which Conrad purchased its shares of Preferred Stock, so long as Conrad is a holder of shares of Preferred Stock, the Issuer is obligated to, at the request of Conrad and subject to any applicable federal or state banking law or regulation, cause to be nominated for election as directors of the Issuer, and use its reasonable best efforts to cause to be elected, that number of persons designated by Conrad which Conrad or any affiliate thereof is entitled to elect based on cumulative voting in the election of directors.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)- (b) Conrad owns 453,957 shares of Preferred Stock. Each share of Preferred Stock is currently convertible into two shares of Common Stock. Conrad also owns 564,175 shares of Common Stock. Accordingly, Conrad may be deemed to own 1,472,089 shares of Common Stock, or 60.1% of the outstanding shares of Common Stock. Conrad has sole voting and investment power as to these shares. Donald E. Benson owns 57,200 shares of Common Stock and has received options to purchase an aggregate of 2,350 shares of Common Stock. Conrad disclaims beneficial ownership of the shares owned by Mr. Benson and the filing of this Form 13D shall not be construed as an admission that it is a beneficial owner of the shares owned by Mr. Benson for purposes of Sections 13, 14, and 16.

         Except as set forth above, neither Conrad nor, to the best of its knowledge, any of the individuals named in Item 2, is the beneficial owner of any Common Stock.

         (c) On September 15, 2000, Conrad purchased 537,931 shares of Common Stock for $7.25 per share. The purchase was consummated in Los Angeles, California pursuant to the terms of a Subscription Agreement dated September 15, 2000 between Conrad and the Issuer. Neither Conrad nor, to the best of Conrad's knowledge, any of the individuals named in Item 2, has effected any other transaction in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

         (e)   Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth below, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Pursuant to the terms of the Registration Rights Agreement between Conrad and the Issuer, Conrad is entitled to two requests that the Issuer register, and the Issuer is obligated to file registration statement under the Securities Act of 1933, as amended, covering, shares of Common Stock owned by Conrad at the time of the request (the "Registrable Securities"). Conrad also has the right to request that the Issuer include the Registrable Securities in any registration statement proposed to be filed by the Issuer for its own account and/or upon the request or for the account of any securityholder, subject to certain limitations with respect to the number of Registrable Securities that may be included.

         Under the terms of the Private Purchase Agreement, so long as Conrad is a holder of shares of Preferred Stock, the Issuer is obligated to use its reasonable best efforts to cause to be elected as directors of the Issuer that number of persons designated by Conrad which Conrad or any affiliate thereof is entitled to elect based on cumulative voting in the election of directors.

         Donald E. Benson, as a director of the Issuer, has received options to purchase an aggregate of 2,350 shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Private Purchase Agreement between the Issuer and Conrad dated as of February 6, 1997 and as amended on April 30, 1997 (incorporated by reference to Exhibit 10.22 to the Issuer's Registration Statement on Form S-2, File No. 333-21455).




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





SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 16, 2000      /s/ Paige Winebarger
----------------     -----------------------------------------------------------
     Date                   Signature

                     Paige Winebarger, Senior Vice President and General Counsel
                     -----------------------------------------------------------
                                         Name/Title



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

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                              OF CONRAD COMPANY AND
                      TEXAS FINANCIAL BANCORPORATION, INC.

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and controlling shareholders of Conrad Company and Texas Financial Bancorporation, Inc. is set forth below:

                                                                 CONRAD COMPANY
------------------------------- --------------------- ----------------------------------------- ------------------------------------
             NAME                  POSITION WITH            PRESENT PRINCIPAL OCCUPATION                   BUSINESS ADDRESS
                                   CONRAD COMPANY                   AND ADDRESS
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Donald E. Benson                Executive Vice        Director and Executive Vice President     Suite 3800
                                President             Marquette Bancshares, Inc                 60 South Sixth Street
                                                      60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Albert J. Colianni, Jr.         Executive Vice        Director, Executive Vice President and    Suite 3800
                                President and Chief   Chief Operating Officer                   60 South Sixth Street
                                Operating Officer     Marquette Bancshares, Inc                 Minneapolis, MN  55480
                                                      60 South Sixth Street, Suite 3800
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Thomas A. Herbst                Director and          Director and Executive Vice President     Suite 3800
                                Executive Vice        Marquette Bancshares, Inc                 60 South Sixth Street
                                President             60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Jay L. Kim                      Vice President        Vice President and Corporate Counsel      Suite 3230
                                                      Marquette Bancshares, Inc                 60 South Sixth Street
                                                      60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
William P. McKnight             Senior Vice           Senior Vice President                     1650 West 82nd Street
                                President             Marquette Bancshares, Inc.                Bloomington, MN  55431
                                                      1650 West 82nd Street
                                                      Bloomington, MN 55431
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Janice Ozzello Wilcox           Senior Vice           Senior Vice President and Chief           Suite 3800
                                President and Chief   Financial Officer                         60 South Sixth Street
                                Financial Officer     Marquette Bancshares, Inc                 Minneapolis, MN  55480
                                                      60 South Sixth Street, Suite 3800
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
James O. Pohlad                 Director and          Director and Executive Vice President     Suite 3800
                                President             Marquette Bancshares, Inc                 60 South Sixth Street
                                                      60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Kathi Rogers                    Vice President        Vice President                            Suite 3230
                                                      Marquette Bank, N.A.                      60 South Sixth Street
                                                      60 South Sixth Street, Suite 3230         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
N. Thomas Wiedebush             Senior Vice           Executive Vice President and Regional     Suite 200
                                President             Manager                                   101 N. Main Avenue
                                                      Marquette Bank, N.A.                      Sioux Falls, SD  57117
                                                      101 N. Main Avenue, Suite 200
                                                      Sioux Falls, SD 57117
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Paige Winebarger                Director, Senior      Senior Vice President, General Counsel    Suite 3800
                                Vice President and    and Corporate Secretary                   60 South Sixth Street
                                Corporate Secretary   Marquette Bancshares, Inc                 Minneapolis, MN  55480
                                                      60 South Sixth Street, Suite 3800
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Texas Financial                 Controlling           None                                      Suite 3800
Bancorporation, Inc.            Shareholder                                                     60 South Sixth Street
                                                                                                Minneapolis, MN  55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
                                       TEXAS FINANCIAL BANCORPORATION, INC.
------------------------------- --------------------- ----------------------------------------- ------------------------------------
             NAME                  POSITION WITH            PRESENT PRINCIPAL OCCUPATION                   BUSINESS ADDRESS
                                   CONRAD COMPANY                   AND ADDRESS
------------------------------- --------------------- ----------------------------------------- ------------------------------------
David J. Bendel                 Vice President        Vice President                            1650 West 82nd Street
                                                      Marquette Bank, N.A.                      Bloomington, MN  55431
                                                      1650 West 82nd Street
                                                      Bloomington, MN 55431
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Donald E. Benson                Director              Director and Executive Vice President     Suite 3800
                                                                                                60 South Sixth Street

------------------------------- --------------------- ----------------------------------------- ------------------------------------
                                                      Marquette Bancshares, Inc
                                                      60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Christopher E. Clouser          Director              Chief Executive Officer                   Suite 3800
                                                      Minnesota Twins                           60 South Sixth Street
                                                      60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Albert J. Colianni, Jr.         Director, Executive   Director, Executive Vice President and    Suite 3800
                                Vice President and    Chief Operating Officer                   60 South Sixth Street
                                Chief Operating       Marquette Bancshares, Inc                 Minneapolis, MN  55480
                                Officer               60 South Sixth Street, Suite 3800
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
John H. Dasburg                 Director              President and Chief Executive Officer     5101 Northwest Drive
                                                      Northwest Airlines, Inc.                  St. Paul, MN  55121
                                                      5101 Northwest Drive
                                                      St. Paul, MN  55121
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Deborah Feehan                  Vice President        Vice President                            1650 West 82nd Street
                                                      Marquette Bancshares, Inc.                Bloomington, MN  55431
                                                      1650 West 82nd Street
                                                      Bloomington, MN 55431
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Stephen W. Gerlach              Vice President        Vice President                            Suite 200
                                                      Marquette Bank, N.A.                      101 N. Main Avenue
                                                      101 N. Main Avenue, Suite 200             Sioux Falls, SD  57117
                                                      Sioux Falls, SD 57117
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Meghan H. Harris                Vice President and    Vice President and Senior Counsel         Suite 3230
                                Senior Counsel        Marquette Bancshares, Inc                 60 South Sixth Street
                                                      60 South Sixth Street, Suite 3230         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Thomas A. Herbst                Director and          Director and Executive Vice President     Suite 3800
                                Executive Vice        Marquette Bancshares, Inc                 60 South Sixth Street
                                President             60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Jay L. Kim                      Vice President and    Vice President and Corporate Counsel      Suite 3230
                                Corporate Counsel     Marquette Bancshares, Inc                 60 South Sixth Street
                                                      60 South Sixth Street, Suite 3230         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
William P. McKnight             Senior Vice           Senior Vice President                     1650 West 82nd Street
                                President             Marquette Bancshares, Inc.                Bloomington, MN  55431
                                                      1650 West 82nd Street
                                                      Bloomington, MN 55431
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Janice Ozzello Wilcox           Senior Vice           Senior Vice President and Chief           Suite 3800
                                President and Chief   Financial Officer                         60 South Sixth Street
                                Financial Officer     Marquette Bancshares, Inc                 Minneapolis, MN  55480
                                                      60 South Sixth Street, Suite 3800
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Carl R. Pohlad                  Director              Director and President                    Suite 3800
                                                      Marquette Bancshares, Inc                 60 South Sixth Street
                                                      60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
James O. Pohlad                 Director and          Director and Executive Vice President     Suite 3800
                                President             Marquette Bancshares, Inc                 60 South Sixth Street
                                                      60 South Sixth Street, Suite 3800         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Kathi Rogers                    Vice President        Vice President                            Suite 3230
                                                      Marquette Bank, N.A.                      60 South Sixth Street
                                                      60 South Sixth Street, Suite 3230         Minneapolis, MN  55480
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Paige Winebarger                Senior Vice           Senior Vice President, General Counsel    Suite 3800
                                President and         and Corporate Secretary                   60 South Sixth Street
                                Corporate Secretary   Marquette Bancshares, Inc                 Minneapolis, MN  55480
                                                      60 South Sixth Street, Suite 3800
                                                      Minneapolis, MN 55480
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Carl R. Pohlad, Trustee of      Controlling           None                                      Suite 3800
the Revocable Trust of Carl     Shareholder                                                     60 South Sixth Street
R. Pohlad Created U/A dated                                                                     Minneapolis, MN  55480
6/28/91, as Amended
------------------------------- --------------------- ----------------------------------------- ------------------------------------
Eloise O. Pohlad, Trustee of    Controlling           None                                      Suite 3800
the Revocable Trust of Eloise   Shareholder                                                     60 South Sixth Street
O. Pohlad Created U/A dated                                                                     Minneapolis, MN  55480
6/28/91, as Amended
------------------------------- --------------------- ----------------------------------------- ------------------------------------